Exhibit 99.2

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross announces 17% annual increase to cash dividend

and declares Q3 dividend

(All dollar amounts are expressed in U.S. dollars, unless otherwise noted.)

Toronto, Ontario, November 4, 2025 – Kinross Gold Corporation (TSX: K; NYSE: KGC) (the “Company”) is pleased to announce that the Company’s Board of Directors has approved a 17% increase to its longstanding dividend, which will amount to $0.14 per share on an annualized basis. The Board of Directors has also approved the Company’s quarterly dividend for the third quarter of 2025.

The quarterly dividend of $0.035 per common share is payable on December 10, 2025, to shareholders of record as of the close of business on November 26, 2025. This dividend qualifies as an “eligible dividend” for Canadian income tax purposes while dividends paid to shareholders outside Canada (non-resident investors) will be subject to Canadian non-resident withholding taxes.

About Kinross Gold Corporation

Kinross is a Canadian-based global senior gold mining company with operations and projects in the United States, Brazil, Mauritania, Chile and Canada. Our focus is on delivering value based on the core principles of responsible mining, operational excellence, disciplined growth, and balance sheet strength. Kinross maintains listings on the Toronto Stock Exchange (symbol: K) and the New York Stock Exchange (symbol: KGC).

Media Contact

Samantha Sheffield

Director, Corporate Communications

phone: 416-365-3034

Samantha.Sheffield@Kinross.com

Investor Relations Contact

David Shaver

Senior Vice-President, Investor Relations & Communications

phone: 416-365-2854

InvestorRelations@Kinross.com

Source: Kinross Gold Corporation

www.kinross.com